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                           DOMINIUM TAX EXEMPT FUND L.L.P.
                                  2915 Niagara Lane
                                 Plymouth, MN  55447


                                                                October 8, 1996


Dear Fellow BAC Holder:

    You will shortly be receiving proxy materials from us concerning the proposed merger of Capital Realty Investors Tax Exempt Fund Limited Partnership and Capital Realty Investors Tax Exempt Fund III Limited Partnership with two separate entitles affiliated with Capital Apartment Properties, Inc. ("CAPREIT"). ONCE AGAIN, WE URGE YOU NOT TO TAKE ANY ACTION UNTIL YOU HAVE RECEIVED AND CAREFULLY CONSIDERED OUR MATERIALS.

    You should know, however, that your General Partners are trying to prevent us from sharing with you our concerns about the CAPREIT mergers. They have denied us current information about the BAC Holders entitled to vote and are even demanding the return of information previously provided to us. They are spending your money to sue us for writing to you.

    IF THEIR DEAL, IN FACT, IS SO FAIR, WHY ARE THEY SO AFRAID OF OUR WRITING TO YOU?

    IF THEIR DEAL, IN FACT, IS SO FAIR, WHY DO THEY NEED TO RESORT TO SUCH DESPERATE TACTICS?

    Our analyses lead us to believe that in an open, fair and competitive process, the BAC Holders will receive greater values. Significantly, it appears the General Partners have not even sought appraisals.

    SEND A CLEAR MESSAGE TO YOUR GENERAL PARTNERS TO PURSUE OTHER ALTERNATIVES WHICH WILL MAXIMIZE BAC HOLDER VALUE. ONCE AGAIN, WE STRONGLY URGE YOU NOT TO SIGN OR RETURN ANY WHITE PROXY CARDS UNTIL YOU HAVE THE OPPORTUNITY TO REVIEW AND CAREFULLY CONSIDER OUR MATERIALS.

    If you have any questions, please contact our proxy solicitor, Georgeson & Company Inc. at 1-800-223-2064.

Sincerely,



Dominium Tax Exempt Fund L.L.P.


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    Dominium, through its affiliated companies, owns or manages approximately
14,000 multi-housing units across the country and has 25 years experience in real estate development and property management. In addition to its Minneapolis headquarters, Dominium has offices in Milwaukee, Chicago, Atlanta and Miami.
The partners of Dominium and participants in the proxy solicitation in opposition to the mergers are David L. Brierton, Jack W. Safar, Paul R. Sween and Armand E. Brachman. Dominium owns 100 beneficial assignee certificates of each series of the funds.